Exhibit 99.1

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2009 and 2008

Expressed in U.S. dollars

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Continental Energy Corporation (an Exploration Stage Company):

We have audited the consolidated balance sheets of Continental Energy Corporation (An Exploration Stage Company) as at June 30, 2009 and 2008, the consolidated statements of shareholders’ equity, loss and comprehensive loss and cash flows for the years ended June 30, 2009, 2008 and 2007.

These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2009 and 2008, the results of its operations and cash flows for the years ended June 30, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

 “DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

Chartered Accountants

Vancouver, Canada

September 14, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES

REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated September 14, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

Chartered Accountants

Vancouver, Canada

September 14, 2009

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheets

	30 June	30 June
ASSETS	2009	2008
Current
Cash	$591,930	$3,068,156
Receivables	936	16,814
Prepaid expenses and deposits	4,910	126,370
	597,776	3,211,340
Investments (Notes 4 and 10)	1	2
Resource Property Costs (Note 4)	1	1
Equipment (Note 5)	37,931	86,463
	$635,709	$3,297,806

LIABILITIES
Current
Accounts payable and accrued liabilities (Notes 7e)	$69,738	$52,375

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 6)	13,419,653	13,319,423
Contributed Surplus - Statement 2 (Note 6)	6,699,165	6,350,268
Deficit - Statement 2	(19,552,847)	(16,424,260)
	565,971	3,245,431
	$635,709	$3,297,806

Going Concern (Note 1)
Subsequent Events (Note 11)

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"
, Director

"David T.W. Yu"
, Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity

	Common Shares		Common Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance - 30 June 2006	57,107,936	$10,063,516	$-	$2,998,183	$(10,704,498)	$2,357,201
Issuance of shares for:
Services	111,111	80,000	-	-	-	80,000
Exercise of warrants	2,823,334	610,528	-	(128,695)	-	481,833
Exercise of options	3,330,000	1,000,522	7,500	(433,522)	-	574,500
Share issuance costs	-	(23,000)	-	-	-	(23,000)
Financing fees - warrants	-	-	-	112,723	-	112,723
Stock-based compensation	-	-	-	673,242	-	673,242
Loss for the year - Statement 3	-	-	-	-	(2,603,000)	(2,603,000)

Balance - 30 June 2007	63,372,381	11,731,566	7,500	3,221,931	(13,307,498)	1,653,499
Issuance of shares for:
Private placements	5,265,000	1,628,357	-	1,681,393	-	3,309,750
Arrangement fee	250,000	162,500	-	-	-	162,500
Exercise of options	-	7,500	(7,500)	-	-	-
Treasury shares held (Note 6b)	-	(48,000)	-	-	-	(48,000)
Share issuance costs	-	(162,500)	-	-	-	(162,500)
Financing fees - warrants	-	-	-	279,256	-	279,256
Stock-based compensation	-	-	-	1,167,688	-	1,167,688
Loss for the year - Statement 3	-	-	-	-	(3,116,762)	(3,116,762)

Balance - 30 June 2008	68,887,381	13,319,423	-	6,350,268	(16,424,260)	3,245,431
Issuance of shares for:
Exercise of options	360,000	81,230	-	(27,230)	-	54,000
Debt settlement	500,000	55,000	-	-	-	55,000
Treasury shares held (Note 6b)	-	(36,000)	-	-	-	(36,000)
Stock-based compensation	-	-	-	376,127	-	376,127
Loss for the year - Statement 3	-	-	-	-	(3,128,587)	(3,128,587)
Balance - 30 June 2009	69,747,381	$13,419,653	$-	$6,699,165	$(19,552,847)	$565,971

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss

	For the	For the	For the
	Year Ended	Year Ended	Year Ended
	30 June	30 June	30 June
	2009	2008	2007

Expenses
Amortization	$40,304	$63,983	$37,167
Consulting	9,750	32,200	127,901
Filing fees	18,312	11,562	21,475
Financing fees - warrants (Note 6d)	-	279,256	112,723
Foreign exchange loss	8,851	1,804	7,625
Interest and bank charges	7,690	3,935	5,548
Investor relations	3,724	128,295	168,896
Management fees, salaries and wages (Note 7a)	791,070	772,006	740,522
Office expenses	133,784	256,325	146,387
Professional fees	158,663	142,109	203,811
Rent, office maintenance and utilities	56,636	54,076	89,986
Shareholder communication and transfer agent	3,033	16,121	8,239
Stock-based compensation (Note 6c)	376,127	1,167,688	673,242
Telephone	1,787	23,223	29,503
Travel and accommodation	106,283	136,080	238,229

Loss Before the Undernoted	(1,716,014)	(3,088,663)	(2,611,254)

Other Income (Expenses)
Bad debt recovery (Note 6b and 7d))	36,000	-	-
Gain on settlement of debt	-	-	15,739
Gain on disposal of CGB2 (Note 4)	-	-	23,906
Interest income	12,717	105,274	81,995
Loss on disposal or write-down of equipment	(8,993)	-	-
Loss on dissolution of Continental Biofuels (Note 10)	(122,029)	(17,815)	-
Loss on equity investment in Continental Biofuels (Note 10)	-	(82,184)	-
Write-off of accounts payable	(6,157)	-	-
Write-off of property acquisition costs (Note 4)	(1,313,123)	-	-
Write-off of loans receivable	-	(614)	-
Write-off of resource property costs (Note 4)	(10,988)	(32,760)	(113,386)

Loss and Comprehensive Loss for the Year	$(3,128,587)	$(3,116,762)	$(2,603,000)

Loss per Share - Basic and Diluted	$(0.05)	$(0.05)	$(0.04)

Weighted Average Number of Shares Outstanding	69,163,217	67,807,203	59,325,041

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

	For the	For the	For the
	Year Ended	Year Ended	Year Ended
	30 June	30 June	30 June
Cash Resources Provided By (Used In)	2009	2008	2007

Operating Activities
Loss for the year	$(3,128,587)	$(3,116,762)	$(2,603,000)
Items not affecting cash
Amortization	40,304	63,983	37,167
Financing fees - warrants	-	279,256	112,723
Gain on settlement of debt	-	-	(15,739)
Gain on disposal of CGB2	-	-	(23,906)
Loss on disposal or write-down of equipment	8,993	-	-
Loss on dissolution of Continental Biofuels	122,029	17,815	-
Loss on equity investment in Continental Biofuels	-	82,184	-
Shares received for debt	(36,000)	-	-
Stock-based compensation	376,127	1,167,688	673,242
Write-off of property acquisition costs	1,313,123	-	-
Write-off of resource property costs	10,988	32,760	113,386
Changes in current assets and liabilities
Receivables	15,878	26,274	(39,137)
Prepaid expenses and deposits	121,460	(8,476)	8,499
Accounts payable and accrued liabilities	72,363	(58,074)	(21,198)

	(1,083,322)	(1,513,352)	(1,757,963)
Investing Activities
Property acquisition costs	(1,313,123)	-
Investment in Continental Biofuels	(122,028)	(100,000)	-
Disposition of CGB2	-	-	(8,858)
Resource property costs	(10,988)	(32,760)	(259,886)
Resource property costs reimbursed by joint venturers	-	-	146,500
Proceeds from sale of CGB2 shares, net	-	-	21,000
Purchase of equipment, net of recovery	(765)	(61,761)	(55,574)

	(1,446,904)	(194,521)	(156,818)
Financing Activities
Share capital issued for cash, net	54,000	3,261,750	1,033,333

	54,000	3,261,750	1,033,333

Change in Cash	(2,476,226)	1,553,877	(881,448)
Cash position - Beginning	3,068,156	1,514,279	2,395,727

Cash Position - Ending	$591,930	$3,068,156	$1,514,279

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for:
Finder's fee - Financing	$-	$162,500	$-
Debt settlement	$55,000	$-	$-
Services	$-	$-	$80,000

- See Accompanying Notes -

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

1.

Nature of Operations and Going Concern

Continental Energy Corporation (the “Company” or “Continental”) is an oil and gas exploration company engaged in the acquisition, exploration and development of oil and gas properties with the focus being on properties located in Indonesia held under production sharing contracts (“PSCs”).  The Company is an exploration stage company and none of its oil and gas properties are currently generating revenue. The recovery of the Company’s investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, explore and develop the resource properties and the discovery, development and sale of oil and gas reserves.  The outcome of these matters cannot presently be determined because they are contingent on future events.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  Several adverse conditions cast doubt on the validity of this assumption.  The Company has incurred operating losses over the past several fiscal years, has no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its oil and gas projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas projects as well as funding ongoing administration expenses by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of oil and gas interests acquired. There can be no assurance that management’s future financing actions will be successful. Factors that could affect the availability of financing include the Company’s performance, the state of international debt and equity markets, investor perceptions and expectations and the global financial and energy markets.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets, liabilities, the reported income and expenses and the balance sheet classifications used and such adjustments could be material.

2.

Significant Accounting Policies

a)

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All amounts in these financial statements are expressed in United States dollars (“U.S. dollar”). These financial statements conform in all material respects to United States GAAP except as disclosed in Note 12.

b)

Consolidation

These consolidated financial statements include the accounts of the Company, its two subsidiaries and one joint venture company as follows:

•

TXX Energy Corporation (“TXX”) – 100% owned, incorporated in the state of Texas on 16 January 2006, for the purpose of pursuing oil and gas exploration and production opportunities in the United States (currently inactive).

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

2.

Significant Accounting Policies – Continued

b)

Consolidation– Continued

•

Continental Energy Pte. Ltd. (“CEPL”) – 100% owned, incorporated in Singapore on 16 June 2008, for the purpose of pursuing oil and gas exploration and production opportunities in Indonesia.  CEPL has two wholly owned subsidiaries named Continental Energy (South Bengara-II) Pte. Ltd. (“CESB2”), incorporated in Singapore on 17 June 2008 and Continental Energy (Tungkal) Pte. Ltd (“CETPL”), incorporated in Singapore on 1 August 2008.

•

CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005.  The Company owns 50% of CGX and GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX is operated for the purposes of identifying and developing new oil and gas PSC property acquisitions on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia (Note 4).  CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.  Refer to Note 12e for a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX.

All intercompany transactions are eliminated upon consolidation.

c)

Equipment

The Company provides for amortization on its equipment as follows:

•

Automobiles – 50% declining balance basis;

•

Computer equipment and software - 50% declining balance basis; and

•

Furniture and field survey equipment - 50% declining balance basis.

d)

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

Upon establishing production, the costs related to each cost centre from which there is production will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country.  Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content.  Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred.  When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

2.

Significant Accounting Policies – Continued

d)

Oil and Gas Properties – Continued

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test").  The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences.  The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future.  Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

e)

Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings.

There are no asset retirement obligations as at 30 June 2009 and 2008.

f)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of assets and liabilities.  The effect on future taxes of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

2.

Significant Accounting Policies – Continued

g)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For employees and non-employees, the fair value of options is charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

h)

Income (Loss) per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

i)

Basis of Segmented Disclosure

The Company’s only business activity is the exploration and development of oil and gas prospects. During the years ended 30 June 2009, 2008 and 2007, the Company had administration activity in North America and exploration and development activity in South East Asia.  The segmented information is identified by geographic location of the Company’s exploration and development activities.

j)

Conversion of Foreign Currencies

The financial statements of the Company are prepared in U.S. dollars, the Company’s functional currency, and the Company’s Canadian and East Asian operations are translated into U.S. dollars under the temporal method as follows:

•

Monetary assets and liabilities at year-end rates;

•

All other assets at historical rates;

•

Income and expense items and exploration and development costs translated in a manner that produces substantially the same result as would have resulted had these items been translated on the date they occurred;

•

Exchange gains and losses arising from these transactions are expensed during the period incurred.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

2.

Significant Accounting Policies – Continued

k)

Management’s Estimates and Assumptions

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates. Significant areas where assumptions are used include determining the impairment of resource properties, the useful life of long-lived assets, the fair values of financial instruments, future tax rates used to determine future income taxes and the assumptions used in calculating the fair value of options and warrants.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

l)

Impairment of Long-Lived Assets

The Company reviews the carrying value of its resource properties and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

m)

Valuation of Warrants

The Company values warrants issued as part of a private placement unit by allocating the proceeds from the issue of units between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

•

The fair value of common shares is based on the market close on the date the units are issued; and

•

The fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

The fair value attributed to the warrants is recorded in Contributed Surplus.

n)

Financial Instruments

The Canadian Institute of Chartered Accountants (“CICA HB”) Handbook establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the balance sheet when the Company becomes a party to contractual provisions of the financial instrument or a derivative contract. All financial instruments should be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other liabilities.

Financial assets and financial liabilities held-for-trading are measured at fair value with gains and losses recognized in the Company’s loss for the period.  Financial assets held-to-maturity, loans and receivables and financial liabilities, other than those held-for-trading, are measured at amortized cost using the effective interest method of amortization.  Available-for-sale financial assets are measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in other comprehensive income (“OCI”) upon adoption.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

2.

Significant Accounting Policies – Continued

n)

Financial Instruments – Continued

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively.  Changes in the fair values of derivative instruments are recognized in the Company’s loss for the period, except for derivatives that are designated as a cash flow hedge, the fair value change for which is recognized in OCI. The Company has elected to recognize all transaction costs to the carrying amount (for non-trading instruments) that are directly attributable to the acquisition or issue of a financial asset or financial liability to the financial instrument on initial recognition.

Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the immediate expensing of any related transaction costs, fees or premiums.

The Company’s financial instruments consist of cash, accounts receivable and accounts payable.

The Company has classified each of its significant categories of financial instruments as follows:

Cash

Held-for-trading

Accounts Receivable

Loans and receivables

Accounts payable

Other liabilities

o)

Comprehensive Income (Loss)

The CICA HB establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources. OCI refers to items recognized in comprehensive income that are excluded from net loss. At 30 June 2009, 2008 and 2007 the Company had no significant items that caused other comprehensive loss to be different than net loss.

p)

Recently Adopted Accounting Policies

Going Concern – Amendments to Section 1400

General Standards of Financial Statement Presentation, CICA HB Section 1400, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  The new requirements are effective for interim and annual periods relating to fiscal years beginning on or after May 1, 2008.  These new disclosures have been provided in Note 1 to these financial statements.

Capital Disclosure – CICA Handbook Section 1535

This section specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has not complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance.  The Company has included disclosure in Note 3 as recommended by this new section.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

2.

Significant Accounting Policies – Continued

p)

Recently Adopted Accounting Policies – Continued

Financial Instruments – Disclosure (CICA Handbook Section 3862) and Presentation (CICA Handbook Section 3863)

These standards will replace CICA HB Section 3861, Financial Instruments – Disclosure and Presentation.  They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, currency risk, interest rate risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after May 1, 2008.  The Company has included disclosures recommended by this new section in Note 3 to these financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities – Emerging Issues Committee 173

In January 2009, the CICA approved Emerging Issues Committee (“EIC”) 173, Credit Risk and the Fair Value of Financial Assets and Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.

q)

New Accounting Pronouncements Not Yet Adopted

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (“AcG”) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.”  The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP.  Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP.  The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated.  The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  This standard will be effective for the fiscal year beginning on 1 July 2009.  The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

2.

Significant Accounting Policies – Continued

q)

New Accounting Pronouncements Not Yet Adopted – Continued

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011.  The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 December 2010.  In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.

Business Combinations – Section 1582

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” (“CICA 1582”), CICA 1582 requires that all assets and liabilities of an acquired business will be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

Consolidations and Non-controlling interest – Sections 1601 and 1602

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” (“CICA 1601”), and Section 1602, “Non-controlling Interests” (“CICA 1602”). CICA 1601 establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011. The Company is currently assessing the impact of the new standard on its financial statements.

3.

Capital and Financial Instrument Risk Management

Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.  In the management of capital, the Company includes share capital as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets.  In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

3.

Capital and Financial Instrument Risk Management – Continued

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

a)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.  At 30 June 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

	30 June 2009
	Canadian Dollars	Singapore Dollars	Indonesian Rupiah
Cash and cash equivalents	(45)	42,032	10,253,089
Receivables	1,082	-	-
Accounts payable and accrued liabilities	(5,452)	-	(35,958,512)

Based on the above net exposures as at 30 June 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $412 in the Company’s net earnings.  Likewise, a 10% depreciation or appreciation of the US dollar against the Singapore dollar would result in a decrease/increase of $3,180 and a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in an increase/decrease of $227 in the Company’s net earnings.

b)

Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held by large Canadian and International financial institutions.  Management believes that the credit risk concentration with respect to receivables is limited.

c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at 30 June 2009, the Company had a cash balance of $591,930 (2008 - $3,068,156) to settle current liabilities of $69,738 (2008 - $52,375).

d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of cash is limited.

e)

Price risk

The Company is exposed to price risk with respect to commodity prices.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

4.

Resource Property Costs

Bengara-II Property

During the year ended 30 June 2009, the Company incurred $10,988 in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia.  At 30 June 2009, no future benefits could be attributed to this property and consequently the capitalized cost were written off.

	30 June		Costs		30 June
	2008	Exploration &	Reimbursed by	Impairment/	2009
	Balance	Development	Joint Venturers	Abandonment	Balance
Bengara-II	$1	$10,988	$-	$(10,988)	$1

	30 June		Costs		30 June
	2007	Exploration &	Reimbursed by	Impairment/	2008
	Balance	Development	Joint Venturers	Abandonment	Balance
Bengara-II	$1	$32,760	$-	$(32,760)	$1

	30 June		Costs		30 June
	2006	Exploration &	Reimbursed by	Impairment/	2007
	Balance	Development	Joint Venturers	Abandonment	Balance
Bengara-II	$1	$259,886	$(146,500)	$(113,386)	$1

CGB2

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), a company incorporated in the British Virgin Islands which owned a 100% interest in the Bengara-II PSC in Indonesia.

The Company accounted for the acquisition of CGB2 using the purchase method of accounting for business combinations.  On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro.

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to CNPC (Hong Kong) Limited (“CNPC-HK”) for a gain of $23,906 and an obligation by CNPC-HK to carry the Company's share of the costs of drilling 4 exploration wells.  The Company retained an 18% shareholding of CGB2, which is recorded at $1 in these financial statements.

Tungkal Property

On 1 August 2008, the Company entered into an agreement to purchase a 30% working interest in the Tungkal PSC, located onshore in Sumatra, Indonesia.  Under the agreement, the Company was to pay total consideration of $27,320,000.  The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement.  In consideration for negotiating a senior credit facility, the Company made a payment of $100,000 as a financing fee in the current period.  The Company also incurred $197,660 in legal fees and other costs in relation to this transaction.

On 9 April 2009, the agreement was terminated with $500,000 of the original deposit being refunded to the Company and $1,000,000 being forfeited as a break-up fee.  As a result of the termination, all acquisition costs relating to the Tungkal property were written off.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

4.

Resource Property Costs – Continued

South Bengara-II Property

On 13 November 2008, the Company acquired an interest in a new PSC in Indonesia.  Pursuant to a Joint Bid Agreement (“JBA”) with Adelphi Energy Limited (“Adelphi”) and GeoPetro, ACG (South Bengara-II) Pte. Ltd. ("ACG"), signed a new PSC for the South Bengara-II block.  Continental's wholly owned subsidiary, CESB2, owns a 24.999% stake in ACG and its new PSC.  In consideration, the Company made a payment $100,000 as an interest free loan.  The Company also incurred $10,463 in due diligence costs in relation to this transaction.

On 22 May 2009, the agreement was terminated and CESB2 has withdrawn from participation in ACG and its new PSC.  CESB2 returned its entire 24.999% stake in ACG to Adelphi and has received repayment of $95,000 of the loan previously made.

All of the Company’s oil and gas interests are unproven.

5.

Equipment

Details are as follows:

			30 June
			2009
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$26,493	$8,547
Computer equipment and software	81,178	58,095	23,083
Field survey equipment	27,167	20,866	6,301
	$143,385	$105,454	$37,931

			30 June
			2008
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$17,947	$17,093
Computer equipment and software	163,678	106,912	56,766
Field survey equipment	27,167	14,563	12,604
	$225,885	$139,422	$86,463

6.

Share Capital

a)

Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value.  As at 30 June 2009, there are no preferred shares issued or outstanding.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

6.

Share Capital – Continued

b)

Share Capital

2009

During the year ended 30 June 2009, 360,000 stock options were exercised for net proceeds to the Company of $54,000.

During the year ended 30 June 2009, 500,000 shares were issued to settle $55,000 in debt owing to a former officer and director (Note 7).

During the year ended 30 June 2009, the Company received 400,000 Continental shares in full settlement of a receivable owing from a company controlled by the estate for a deceased director.  The fair value of these shares on the date of settlement was $36,000 and therefore, this amount has been recorded as a bad debt recovery.  The shares will be held in treasury until resold (Note 7d).

2008

On 30 May 2008, a share repurchase was completed for 200,000 common shares for a total cost of $48,000.  These shares will be held in treasury until resold.

On 15 May 2008, a private placement was completed for 250,000 units for total proceeds of $50,000.  Each unit consists of one common share and one share purchase warrant with each warrant having an exercise price of $0.20 per common share for a two year term expiring on 15 May 2010.  The Company allocated $31,358 to the common shares and $18,642 to the share purchase warrants based on the relative fair values.

On 23 August 2007, the Company closed an institutional private placement through the issuance of 5,000,000 units at $0.65 per share for net cash proceeds of $3,250,000.  Each unit consists of one common share and two share purchase warrants with each warrant having an exercise price of $0.90 per common share for a three year term expiring on 29 August 2010.  The Company allocated $1,589,978 to the common shares and $1,660,022 to the share purchase warrants based on the relative fair values.  The Company paid a one-time 5% arrangement fee to the institution in the form of 250,000 common shares in lieu of cash.  The 250,000 common shares have been recorded as share issuance costs at a fair value of $162,500.  The Company entered into an agreement granting the institution piggyback registration rights in the event of the Company initiated registration of any restricted securities on demand registration rights at any time after the second anniversary of the placement.

On 23 July 2007, a private placement was completed for 15,000 units for total proceeds of $9,750. Each unit consists of one common share and one share purchase warrants with each warrant having an exercise price of $1.00 per common share for a two year term expiring on 23 July 2009.  The Company allocated $7,021 to the common shares and $2,729 to the share purchase warrants based on the relative fair values.

c)

Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised within a period as determined by the Company's board of directors.  Options vest on the grant date unless otherwise determined by the Company's board of directors.  The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions disclosed in Note 6(e).

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

6.

Share Capital – Continued

c)

Stock Options – Continued

2009

On 29 December 2008, a total of 4,000,000 stock options were granted to advisors, directors, and employees having an exercise price of $0.15 per share and expiring on 31 December 2011.  The Company calculated the fair value of these options to be $302,578 on the grant date which was charged to operations.  The average grant date fair value of these stock options was $0.08.

On 2 December 2008, 1,000,000 stock options having an exercise price of $0.24 per share were cancelled as per an agreement with the former holder.

On 29 December 2008, a total of 1,900,000 stock options having an exercise price of $0.65 per share were cancelled as per written agreements with the former holders.

On 30 September 2008, a total of 100,000 stock options were granted to a consultant having an exercise price of $0.21 per share and expiring on 30 September 2011.  The Company calculated the fair value of these options to be $12,054 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

On 17 July 2008, a total of 500,000 stock options were granted to two advisors having an exercise price of $0.21 per share and expiring on 30 June 2011.  The Company calculated the fair value of these options to be $61,495 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

2008

On 25 May 2008, a total of 1,750,000 stock options were granted to directors, an employee and consultants of the Company having an exercise price of $0.21 per share and expiring on 25 May 2011.  The Company calculated the fair value of these options to be $227,479 on the grant date which was charged to operations.  The average grant date fair value of these stock options was $0.13.

On 17 March 2008, a total of 400,000 stock options were granted to two consultants having an exercise price of $0.20 per share and expiring on 17 March 2011.  The Company calculated the fair value of these options to be $48,763 on the grant date which was charged to operations.  The average grant date fair value of these stock options was $0.12.

On 22 December 2007, a total of 4,000,000 stock options were granted to directors, an employee and consultants of the Company having an exercisable price of $0.24 per share and expiring on 31 December 2010 and 700,000 stock options to employees and consultants of the Company having an exercisable price of $0.24 per share and expiring on 30 June 2009.  The Company calculated the fair value of these options to be $691,318 on the grant date which was charged to operations.  The average grant date fair value of these stock options was $0.15.

On 17 September 2007, a total of 500,000 stock options were granted to a director having an exercise price of $0.65 per share and expiring on 30 June 2010.  The Company calculated the fair value of these options to be $200,128 on the grant date which was charged to operations.  The average grant date fair value of these stock options was $0.40.

2007

On 14 June 2007, a total of 1,400,000 stock options were granted to a director, an employee, and four consultants having an exercise price of $0.65 per share and expiring on 30 June 2009.  The Company calculated the fair value of these options to be $554,284 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.40.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

6.

Share Capital – Continued

c)

Stock Options – Continued

2007 – Continued

On 14 September 2006, a total of 800,000 stock options were granted, of which 500,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2009 and 300,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2007.  The Company calculated the fair value of these options to be $100,321 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.13.

2007 Stock Option Amendments

During the 2007 fiscal year, a total of 600,000 stock options were amended, whereby the term was extended from 30 July 2006 until 30 June 2007.  The Company calculated the incremental increase in the fair value of these amended options to be $18,637, which was charged to operations.

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

		Weighted
		Average
	Number of	Exercise Price
	Options	per Share

Options outstanding, 30 June 2007	4,650,000	$0.33
Options granted	7,350,000	0.26
Options expired	(750,000)	0.15

Options outstanding, 30 June 2008	11,250,000	0.29
Options granted	4,600,000	0.16
Options exercised	(360,000)	0.15
Options cancelled and expired	(6,100,000)	0.35

Options outstanding, 30 June 2009	9,390,000	$0.20

As at 30 June 2009, the following share purchase options were outstanding:

	Number of	Price per
Options	shares	Share	Expiry date
	3,000,000	$0.24	31 December 2010
	400,000	$0.20	17 March 2011
	1,750,000	$0.21	25 May 2011
	500,000	$0.21	30 June 2011
	100,000	$0.21	30 September 2011
	3,640,000	$0.15	31 December 2011

Total outstanding and exercisable	9,390,000

d)

Warrants

2009

There were no new share purchase warrants issued, exercised or cancelled during the year ended 30 June 2009.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

6.   Share Capital – Continued

d)

Warrants – Continued

2008 Warrant Amendments

During the 2008 fiscal year, a total of 3,725,000 share purchase warrants’ expiry dates were amended from 30 June 2008 to 30 June 2010.  No change was made to the exercise prices.  The Company estimated the incremental increase in the fair value of these amended warrants to be $279,256 which was charged to operations.

2007 Warrant Amendments

During the 2007 fiscal year, a total of 2,000,000 share purchase warrants were amended from the original exercise price of $0.50 per share to a new price of $0.40 per share and the expiry date amended from 29 April 2007 to 30 June 2008.  The Company estimated the incremental increase in the fair value of these amended warrants to be $112,723 which was charged to operations.

Total outstanding and exercisable

Details of outstanding share purchase warrants are as follows:

		Weighted
		Average
	Number of	Exercise Price
	Warrants	per Share
Warrants outstanding, 30 June 2007	3,725,000	0.28
Warrants issued	10,265,000	0.88
Warrants outstanding, 30 June 2008 and 30 June 2009	13,990,000	$0.72

Details of outstanding share purchase warrants as at 30 June 2009 are as follows:

	Number of	Price per
Warrants	Shares	Share	Expiry Date
	15,000	$1.00	23 July 2009
	250,000	$0.20	15 May 2010
	2,000,000	$0.40	30 June 2010
	1,725,000	$0.15	30 June 2010
	10,000,000	$0.90	29 August 2010

	13,990,000

e)

Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant (Note 6c) is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2009	2008	2007
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	91% - 98%	91% - 107%	91% - 99%
Risk-free interest rate	1.32% - 3.16%	2.68% - 4.28%	4.02% - 4.73%
Expected life of options (years)	2.96 - 3.00	1.52 - 3.00	0.79 - 2.79

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

6.   Share Capital – Continued

e)

Black-Scholes Option-Pricing Model Assumptions – Continued

The fair value of each warrant issued and amended (Note 6d) is estimated on the grant date and date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2009	2008	2007
Expected dividend yield	n/a	0.00%	0.00%
Expected stock price volatility	n/a	85% - 103%	96%
Risk-free interest rate	n/a	2.76% - 4.66%	4.02%
Expected life of warrants (years)	n/a	2.00 - 3.00	1.79

7.

Related Party Transactions

The Company entered into transactions with related parties as follows:

a)

During the year, current and former management, director and officer fees in the amount of $367,000 (2008 - $422,500, 2007 - $425,625) were paid or accrued to directors of the Company.  In addition, the Company paid bonuses totaling $nil (2008 - $60,000, 2007 - $200,000) to two directors during the year.

b)

In December 2008, upon the resignation of a director and officer, the Company offset an amount of $37,500 of accrued termination benefit against a receivable owed to the Company.

c)

In March 2009, the contract of a former director and officer was bought out for $103,500, of which $48,500 was paid in cash and the remainder was settled by the issuance of 500,000 shares valued at $55,000 (Note 6b).

d)

During the year, the Company received 400,000 shares with a fair value of $36,000 from a former director as settlement for amounts due to the Company.  These amounts due were fully provided for in prior years (Note 6b).

e)

As at 30 June 2009, $3,787 (2008 - $Nil) is payable to officers of the Company relating to miscellaneous expenditure incurred on the Company’s behalf.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

8.

Income Taxes

a)

Income tax expense differs from the amount that would result from applying the federal and provincial statutory income tax rate to earnings before income taxes.  These differences result from the following items:

	2009	2008	2007

Loss before income taxes	$3,128,587	$3,116,762	$2,603,000
Tax rate	30.25%	32.82%	34.12%

Expected income tax recovery	(946,398)	(1,022,921)	(888,144)
Increase due to:
Non-deductible expenses	467,092	494,886	1,502,851
Losses and temporary differences for which no tax benefit has been recorded	449,965	528,035	-
Other	29,341	-	(614,707)

Total income taxes (recovery)	$-	$-	$-

b)

The components of the Company's future income taxes are as follows:

	2009	2008	2007

Future income tax assets
Non-capital losses	$1,405,779	$1,218,948	$1,128,909
Capital losses	194,486	219,375	272,971
Share issue costs	29,576	105,426	14,126
Capital assets	176,118	220,694	240,711
Resource properties	445,085	594,406	624,070
	2,251,044	2,358,849	2,280,787

Valuation allowance	(2,251,044)	(2,358,849)	(2,280,787)

Net future income tax assets	$-	$-	$-

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

8.

Income Taxes – Continued

The Company has non-capital loss carry-forwards of approximately $5,514,000 that may be available for tax purposes.  The loss carry-forwards are principally in respect of Canadian and US operations and expire as follows:

	Canada	US	Singapore

2010	$303,000	$-	$-
2014	384,000	-	-
2015	305,000	-	-
2026	-	43,000	-
2027	1,268,000	147,000	-
2028	1,143,000	265,000	-
2029	1,248,000	114,000	294,000

	$4,651,000	$569,000	$294,000

A full valuation allowance has been recorded against the net potential future income tax assets associated with all the loss carry-forwards and certain other deductible temporary differences as their utilization is not considered more likely than not at this time.

9.

Segmented Information

	North America	East Asia	Consolidated
30 June 2009
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,527,325)	$(601,262)	$(3,128,587)
Identifiable assets	$467,623	$168,086	$635,709
30 June 2008
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,835,673)	$(281,089)	$(3,116,762)
Identifiable assets	$3,154,615	$143,191	$3,297,806
30 June 2007
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,175,576)	$(427,424)	$(2,603,000)
Identifiable assets	$1,613,914	$150,034	$1,763,948

10.

Investment in Continental Biofuels Corporation

On 17 October 2007, the Company entered into an agreement pertaining to the acquisition of an interest in a company incorporated in Delaware named Continental Biofuels Corporation (“Continental Biofuels”) in order to pursue biodiesel projects in Indonesia.  The Company purchased 1,000 shares of the 2,500 issued and fully paid share capital of Continental Biofuels for $100,000 representing a 40% stake.  The remaining 60% stake in Continental Biofuels was held by two directors of the Company, each of whom purchased a 30% stake.  On 11 August 2008, Continental Biofuels signed a Certificate of Dissolution thereby eliminating the Company’s 40% interest. Therefore, the Company’s interest in Continental Biofuels has been written off.  During the year ended 30 June 2009 the Company wrote-off a further $122,029 relating to funds advanced to and expenditures incurred on behalf of Continental Biofuels subsequent to 30 June 2008, but prior to 11 August 2008.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

11.

Subsequent Events

On 23 July 2009, 15,000 share purchase warrants expired without exercise (Note 6d).

Subsequent to June 30, 2009, the Company entered into a consultancy agreement that calls for the Company to pay an initial retainer of $25,000 and subsequent monthly fees in the amount of $7,500 as well as issue 1,000,000 share purchase warrants and 1,000,000 incentive stock options.  The warrants and stock options both have an exercise price of $0.15 and expire on September 16, 2012.  The Company may terminate the agreement by giving written notice at least 30 days prior to the 15th day of any month.

Subsequent to June 30, 2009, the Company entered into an investor relations agreement.  The agreement calls for the payment of $5,000 per month for a period of twelve months and the issuance of 350,000 conditional warrants to purchase common shares of the Company at an exercise price of $0.09 for a term expiring on September 16, 2010.  These warrants shall vest in four equal tranches of 87,500 shares and each tranche may be exercised only after January 1, 2010; April 1, 2010; July 1, 2010; and October 1, 2010 unless the contract under which they are issued is cancelled by the Company prior to the vest date.  The Company has an unconditional right to terminate the agreement after six months in which case all monthly payments will cease, any vested warrants will remain unaffected and all unvested warrants will be cancelled.

12.

Differences between Canadian and US GAAP

Canadian GAAP varies in certain respects from US GAAP. The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

a)

Under US GAAP, stock-based compensation expense for fiscal years up to 31 July 2003 was recorded for non-employees using a fair-value based method of accounting and the Company elected under the Financial Accounting Standards Board’s (“FASB”) APB Opinion 25, “Accounting for Stock Issued to Employees” to adopt only the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) 123 “Accounting for Stock-Based Compensation” prior to 31 July 2003 for employee stock-based compensation.  Until 1 August 2002, the Company was not required, under Canadian GAAP, to record the effect of employee or non-employee stock-based compensation expense.  Commencing on 1 August 2002, Canadian GAAP treatment requires the recording of the fair value of all stock-based awards at fair value. As the Company elected to adopt the fair value provisions of SFAS 123 effective August 1, 2003, US GAAP is consistent with Canadian GAAP.  The effect of the differences prior to 1 August 2003 is noted below.

b)

Under US GAAP, stock-based compensation expense is recorded when shares held in escrow become eligible for release and is based upon the number of shares released and the fair value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The effect of this difference is noted below.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

12.

Differences between Canadian and US GAAP – Continued

c)

Under US GAAP, full cost accounting for oil and gas properties, an impairment test is applied to ensure the unamortized capitalized  costs  in each  cost  center  do not  exceed  the sum of the present  value,  discounted  at 10%, of the estimated  constant  dollar, future  net  operating  revenue  from  proved reserves plus unimpaired unproved property costs less applicable taxes.  Under Canadian GAAP, this ceiling test is calculated where cash flows from proved reserves are undiscounted but interest and general and administrative expenses are deducted.  If impairment exists, then the amount of the write down is determined using the fair value of reserves.  There is no difference between Canadian and US GAAP with respect to the application of the ceiling test as the properties were determined to be impaired as at 30 June 2009 and 2008, and therefore were written down to a nominal value.

d)

Income taxes:

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

e)

Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method.  Under US GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders' equity.  As allowed under the US Securities and Exchange Commission (“SEC”) rules applicable to Form 20-F, no adjustment has been made for this difference.

The following is a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX under Canadian GAAP:

	30 June 2009	30 June 2008
Current assets	$13,390	$49,962
Non-current assets	31,203	61,626
Total assets	$44,593	$111,588

Current liabilities	7,286	2,655
Long-term liabilities	-	-
Total liabilities	$7,286	$2,655

	Year Ended 30	Year Ended 30	Year Ended 30
	June 2009	June 2008	June 2007
Operating Expenses	$296,529	$253,329	$107,497
Write-down of resource property costs	10,988	27,760	92,678
Net loss for the period	$307,517	$281,089	$200,175

Net cash used in:
Operating activities	$(323,629)	$(203,588)	$(184,332)
Investing activities	$(765)	$(45,371)	$(61,148)
Financing activities	$-	$-	$-

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

12.

Differences between Canadian and US GAAP – Continued

f)

The impact of the above differences between Canadian and US GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total

Shareholders’ equity balance as reported at 30 June 2008	68,887,381	$13,319,423	$6,350,268	$(16,424,260)	$3,245,431
Stock compensation expense on option granted to non-employees (Note 12a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 12b)	-	-	139,485	(139,485)	-

Shareholders’ equity in accordance with US GAAP at 30 June 2008	68,887,381	$13,319,423	$6,654,326	$(16,728,318)	$3,245,431

Shareholders’ equity balance as reported at 30 June 2009	69,747,381	$13,419,653	$6,699,165	$(19,552,847)	$565,971
Stock compensation expense on option granted to non-employees (Note 12a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 12b)	-	-	139,485	(139,485)	-

Shareholders’ equity in accordance with US GAAP at 30 June 2009	68,887,381	$13,419,653	$7,003,223	$(19,856,905)	$565,971

g)

New Accounting Pronouncements

In June 2009, the FASB issued SFAS 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”.  SFAS 168 establishes the FASB Standards Accounting Codification (“Codification”) as the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities and rules and interpretive releases of the SEC as authoritative US GAAP for SEC registrants. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification will supersede all the existing non-SEC accounting and reporting standards upon its effective date and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. SFAS 168 also replaces FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” given that once in effect, the Codification will carry the same level of authority. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

In June 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)”.  SFAS No. 167 is intended to establish general standards of financial reporting for companies with variable interest entities.  It requires timely and useful disclosure of information related to the Company’s involvement with variable interest entities.  This disclosure should alert all users to the effects on specific provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, related to the changes to the special-purpose entity proposal in SFAS 166, “Accounting for Transfers of Financial Assets”, and the treatment of specific provisions of Interpretation 46(R).  SFAS 167 is effective for financial statements issued for fiscal years and interim periods beginning after 15 November 2009.  The Company has determined that the adoption of SFAS 167 will have no impact will have on its consolidated financial statements.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

12.

Differences between Canadian and US GAAP – Continued

g)

New Accounting Pronouncements – Continued

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement”.  SFAS 166 is intended to establish standards of financial reporting for the transfer of assets and transferred assets to improve the relevance, representational faithfulness, and comparability.  SFAS 166 was established to clarify derecognition of assets under SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  SFAS 166 is effective for financial statements issued for fiscal years and interim periods beginning after 15 November 2009.  The Company has determined that the adoption of SFAS 166 will have no impact will have on its consolidated financial statements.

In May 2009, the FASB issued SFAS 165, “Subsequent Events”. SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date–that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  SFAS 165 is effective for financial statements issued for fiscal years and interim periods ending after 15 June 2009. The Company does not expect that the adoption of SFAS 165 to have a material impact on its consolidated financial statements.

MANAGEMENT’S DISCUSSION & ANALYSIS

FORM 51-102F1

CONTINENTAL ENERGY CORPORATION

For the Fourth Quarter and Fiscal Year Ended June 30, 2009

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental has acquired rights to an Indonesian production sharing contract area covering 2,427 square kilometers (600,000 acres), the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada.  Our fiscal year end is June 30th.  All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of October 13, 2009.

FORWARD-LOOKING INFORMATION

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental.  When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties.  Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

THE  PAST  QUARTER

The “Past Quarter” ended June 30, 2009 marks the end of the Fourth Quarter and the 12 months of the Company’s annual fiscal year.

HIGHLIGHTS  OF  THE  PAST  QUARTER

Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Tungkal Acquisition Agreement Terminated

In a press release dated April 13, 2009 the Company announced that it terminated its agreement with Ernst & Young, acting in its capacity as receiver for insolvent Fuel-X International Ltd., for the acquisition of a 30% interest in the Tungkal PSC onshore Sumatra, Indonesia.

Under the terms of a settlement agreement approved by the Court of the Queen's Bench of Alberta, Canada; Continental has received a refund of $500,000 plus accumulated interest on a $1,500,000 deposit Continental made upon signature of the original acquisition agreement. Ernst & Young will keep $1,000,000 on behalf of the creditors of Fuel-X International Inc. as a break-up fee.

Continental CEO, Richard L. McAdoo, said of the termination: "Closing of this deal has been long delayed due to difficulties in satisfying certain contractual pre-conditions to closing, which were largely attributable to third party interests and were beyond our control. With these delays, the rigid structure of the Fuel-X insolvency process, and the world economic climate, we were unable to renegotiate our purchase agreement upon revised terms and conditions acceptable to us. Since the August 1, 2008 signature of the deal, oil prices have fallen dramatically and the oil production rate from the Tungkal Block has also fallen by 50%. The net result of these two factors means that we would not have been in a position to make the loan repayments to our bankers that closing this deal would require. We remain interested in acquiring an interest in the Tungkal property. Terminating the Fuel-X deal now clears the way for us to pursue other acquisition alternatives upon more favorable terms."

Salary Cuts

In a move to cut costs and conserve working capital the Company entered new and replacement employment contracts with its CEO, COO, and Chief Geophysicist effective on April 1, 2009. Among other things the new employment contracts provide for salary reductions which save the Company a combined total of $19,500 per month in salary costs.

New President and COO Named

Pursuant to a press release dated May 21, 2009 the Company announced the appointment of its Exploration Manager, Mr. Andrew T. Eriksson, to hold the additional post of President and COO. Mr. Richard L. McAdoo will remain Chairman and CEO.

Termination and Withdrawal from South Bengara-II Block Participation

Pursuant to a press release dated May 22, 2009 the Company announced that its Continental Energy (South Bengara-II) Pte. Ltd. subsidiary (“CESB2”) has withdrawn from participation in ACG (South Bengara-II) Pte. Ltd. and its South Bengara-II block production sharing contract ("PSC") in Indonesia.

In accordance with the provisions of the settlement and termination agreement with Adelphi Energy Limited (“Adelphi”) and GeoPetro Resources (South Bengara-II) Pte. Ltd. (“GeoPetro”); both CESB2 and GeoPetro withdrew from the group's joint venture company, ACG (South Bengara-II) Pte. Ltd. and the group’s joint bid agreement for the South Bengara-II PSC was terminated.

CESB2 returned its entire 24.999% stake in ACG to Adelphi and has received repayment of a $95,000 loan the Company had previously made to Adelphi

Continental CEO, Richard L. McAdoo, said of the withdrawal: "Given the current world oil price situation and the difficulty in farming out or otherwise raising exploration capital we decided the combined high geological risk associated with the South Bengara-II Block and the substantial cash demands our continued participation would have cost us were not sufficient to justify our continued participation in the project.”

Private Placement Finder’s Agreement Signed

On April 8, 2009 the Company entered into a finders agreement with American West Pacific International Investment Corporation (“AWP”) to source and secure private placement funding for the Company. Conditional upon AWP's successful efforts in closing a placement the Company will pay AWP, as its sole compensation, a fee of 10% of the total placement amount in cash plus 5% of the units of the placements. Continental shall pay AWP a fee in cash of 10% of the value of any exercised warrants from the placement at the time of exercise.

Share Purchase Warrants Activity

During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were issued.

Expiry - No share purchase warrants expired.

Amendments – No amendments were made to to the term of any outstanding share purchase warrants

Incentive Stock Options Activity

During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – A total of 2,000,000 oustanding stock options expired, in accordance with their term, on April 30, 2009. A total of 1,200,000 oustanding stock options expired, in accordance with their term, on June 30, 2009.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues

During the Past Quarter, no new shares were issued

SUBSEQUENT EVENTS

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter ended June 30, 2009 but prior to publication of this report are summarized below:

Investor Relations Advisor Engaged

In a press release dated September 17, 2009 the Company announced it has engaged the services of Agoracom Investor Relations Corp. of Toronto, ON, to provide investor relations services to the Company. AGORACOM Investor Relations (http://www.AgoracomIR.com) is North America's largest online investor relations firm for small-cap companies. Agoracom have partnered with the world's biggest internet companies, including Yahoo, Globe Investor, AOL, Google and Blackberry to market our clients to a massive audience of new small-cap investors. Agoracom have served over 300 companies since 1997.

Financial Services Advisor Engaged

In a press release dated September 18, 2009 the Company announced it has engaged the services of Aspen Capital Partners LLC of Tampa, Florida, to provide financial and management advisory services. Aspen (www.aspencp.com) is a financial and management advisory firm specializing in business growth and funding strategies, domestic and international market access, mergers and acquisitions, divestitures, and strategic services. The Aspen team offers a wealth of experience in developing and implementing effective business strategies. In addition to years of traditional investment banking, operational and legal experience, each of Aspen’s principals has started and successfully grown companies of their own and has a track record of creatively solving problems through all stages of a company’s development.

New CFO Appointed

In a press release dated September 21, 2009 the Company announced it has appointed Robert Rudman as acting Chief Financial Officer of the Company. Mr. Rudman is a Canadian Chartered Accountant and a former auditor with the firm of Price Waterhouse. He is a proven professional with more than thirty years of hands-on experience in the management and analysis of companies. As a senior member of Canadian and U.S. financial advisory firms, Mr. Rudman has been instrumental in arranging a wide range of debt and equity financings, in structuring a number of mergers and acquisitions, in developing strategic and operational business plans, and in the preparation and filing of all required regulatory reports. Mr. Rudman’s scope of experience includes both domestic and international transactions. His focus has been on the challenges facing early stage public companies. He also serves as the Managing Director of Aspen Capital Partners LLC, the Company’s financial and management advisory firm.

Investment Banker Engaged

In a press release dated September 22, 2009 the Company announced it has engaged the services of Pointe Atlantic Inc. of Tampa, Florida, as its investment banker and exclusive placement agent for private placements. Pointe Atlantic Inc. is an affiliate of Aspen Capital Partners LLC, the Company’s financial and management advisory firm. Pointe Atlantic's existing client base extends across the US including New York, California, and Florida. The Pointe Atlantic team brings over 25 years of experience in using extensive financial and operational models. Pointe Atlantic’s principals have supervised over twenty five private placements (ranging from $1,000,000 to $20,000,000) and various underwriting and have been involved in over 30 mergers and acquisitions.

Share Purchase Warrants Activity

Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – A total of 1,350,000 new share purchase warrants were issued as partial compensation payable pursuant to contracts with a financial services advisor and an investor relations firm. Of the total, 1,000,000 warrants to purchase common shares of the Company at a price of US$0.15 for a term of 3 years expiring September 16, 2012 were issued. Of the total 350,000 conditional warrants to purchase common shares of the Company at an exercise price of US$0.09 were issued for a term expiring on September 16, 2010; and the warrants shall vest in four equal tranches of 87,500 shares and each tranche may be exercised only after January 1, 2010; April 1, 2010; July 1, 2010; and October 1, 2010 unless the contract under which they are issued is cancelled by the Company prior to the vest date.

Expiry - A total of 15,000 oustanding share purchase warrants expired, in accordance with their term, on July 23, 2009.

Amendments – No amendments were made to to the term of any outstanding share purchase warrants

Incentive Stock Options Activity

Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – A total of 1,000,000 new incentive stock options were granted having an exercise price of US$ 0.15 and a 3 year term expiring September 16, 2012.

Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues

Subsequent to the end of the Past Quarter and up to the date of this report, no new shares were issued.

SHAREHOLDING

As of the date of this report the Company had 69,747,381 common shares issued and outstanding.

As of the date of this report the Company had 10,390,000 unexercised stock options issued and outstanding.

As of the date of this report the Company had 15,325,000 unexercised warrants issued and outstanding.

As of the date of this report the Company had Nil preferred shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Fourth Quarter Ended June 30, 2009

The Past Quarter ended June 30, 2009 marks the end of the Fourth Quarter and the twelve months of the Company’s annual fiscal year ending June 30, 2009.

Selected Annual Information

The following table sets out selected annual financial information of Continental and is derived from the Company’s audited consolidated financial statements for the twelve months and fiscal years ended June 30, 2009, 2008, and 2007.

		2009		2008		2007
Sales		$-		$-		$-
Income (Loss) for the Year		$(3,128,587)		$(3,116,762)		$(2,603,000)
Income (Loss) per Share – Basic		$(0.05)		$(0.05)		$(0.04)
Income per Share – Diluted		$(0.05)		$(0.05)		$(0.04)
Total Assets		$635,709		$3,297,806		$1,763,948
Total Long-term Liabilities		$-		$-		$-
Dividends Declared	$	Nil	$	Nil	$	Nil

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
4th Quarter 2009	Nil	(264,481)	(0.00)	(0.00)
3rd Quarter 2009	Nil	(1,638,935)	(0.02)	(0.02)
2nd Quarter 2009	Nil	(701,874)	(0.01)	(0.01)
1st Quarter 2009	Nil	(523,297)	(0.01)	(0.01)
4th Quarter 2008	Nil	(883,831)	(0.01)	(0.01)
3rd Quarter 2008	Nil	(451,406)	(0.01)	(0.01)
2nd Quarter 2008	Nil	(1,102,995)	(0.02)	(0.02)
1st Quarter 2008	Nil	(678,530)	(0.01)	(0.01)

▪

Current Working Capital Situation

As at June 30, 2009, the Company's consolidated financial statements reflect a working capital position of $528,038.  This represents a decrease in the working capital of $2,630,927 compared to the June 30, 2008 working capital of $3,158,965.  The main use of funds during the current period was the cash deposit of $1,500,000 related to the planned Tungkal acquisition, the $100,000 deposit related to the joint bid for the South Bengara-II acquisition, $308,123 in legal and administrative costs relating to the two proposed acquisitions and the Company’s general and administrative expenditures during the period.  This is offset by the refunds of $500,000 from the Tungkal deposit and $95,000 from the loan to Adelphi.  The cash balance at June 30, 2009 was $591,930 compared to $3,068,156 as at June 30, 2008, a decrease of $2,476,226.

The Company used $1,083,322 for operating activities during the year ended June 30, 2009 compared with $1,513,352 in the year ended June 30, 2008.

The cash resources used for investing activities during the year ended June 30, 2009 was $1,446,904 compared with $194,521 in the year ended June 30, 2008.

The cash resources provided by financing activities during the year ended June 30, 2009 was $54,000 compared with $3,261,750 in the year ended June 30, 2008.

▪

Investments

During the year ended June 30, 2009, the Company invested $1,446,904 in several different projects.  The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement relating to the Tungkal acquisition.  On April 9, 2009, the Company received a refund of $500,000 of this deposit due to the termination of the agreement.  The Company has also incurred $197,660 in legal fees and $100,000 as an expense deposit relating to the Tungkal acquisition.  In consideration of a joint bid agreement on a resource property in Indonesia, the Company made a $100,000 interest free loan which was to be reimbursed under certain conditions if the bid is accepted.  On May 19, 2009, the Company received a refund of $95,000 of this deposit due to the termination of the agreement.  The Company has also incurred $10,463 for its share of a data package relating to the joint bid.  The Company incurred $122,028 related to its efforts to pursue biodiesel projects in Indonesia.  The Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties.

▪

Finance

During the year ended June 30, 2009, a total of 360,000 new shares were issued upon exercise of stock options for net proceeds to the Company of $54,000.  During the year ended June 30, 2008, a total of 5,265,000 new shares were issued pursuant to private placements for net proceeds to the Company of $3,261,750.

On June 30, 2009, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 9,390,000 shares at prices ranging from $0.15 to $0.24 and expiring at varying dates between March 17, 2010 and December 31, 2011.

On June 30, 2009, the Company had warrants outstanding to purchase an aggregate of 13,990,000 shares at prices ranging from $0.15 to $1.00 and expiring at varying dates between July 23, 2009 and August 29, 2010.

▪

Operations

Overall, the Company had a loss from operations during the year ended June 30, 2009 of $3,128,587 compared to $3,116,762 in the year ended June 30, 2008.  The Company had a loss per share of $0.05 in 2009 compared to a loss per share of $0.05 in 2008.

During the current period the Company generated $12,717 in interest income compared with $105,274 in the prior period.  The decrease is due to lower cash balances on hand during the current period.

The Company wrote off its property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,313,123 and its investment in Continental Biofuels amounting to $122,029 during the year ended June 30, 2009.

General and administrative expenses decreased by $1,372,649 from $3,088,663 to $1,716,014 for the years ended June 30, 2008 and 2009 respectively.  The significant changes to general and administrative expenses are as follows.  The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $376,127 for the year ended June 30, 2009 compared to $1,167,688 in the year ended June 30, 2008 for a decrease of $791,561.  Office expenses decreased $122,541 from $256,325 to $133,784 as the Dallas office was closed during the year and less data software was purchased.  Investor relations costs decreased by $124,571 from $128,295 to $3,724.  In the prior year, two investor relations contracts and advertising contracts were signed, and additional conferences were attended by Company’s management.  All other expense groups do not significantly differ from the prior period.

ADDITIONAL DISCLOSURE

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the audited financial statements for the fiscal year ended June 30, 2009 published herewith.

Related Party Transactions

During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the audited financial statements for the fiscal year published herewith.

Expenditures made by the Company to related parties during the fiscal year ended June 30, 2009 and balances receivable from related parties as at June 30, 2009 are as follows:

•

During the year, management, director, or officer fees in the amount of $367,000 (2008 - $422,500) were paid or accrued to directors of the Company.  In addition, the Company paid bonuses totaling $nil (2008 - $60,000) to two directors during the year.

•

In December 2008, upon the resignation of a director and officer, the Company offset an amount of $37,500 of accrued termination benefit against a receivable owed the Company.

•

In March 2009, the contract of a former director and officer was bought out for $103,500, of which $48,500 was paid in cash and the remainder was settled by the issuance of 500,000 shares valued at $55,000.

•

During the year, the Company received 400,000 shares with a fair value of $36,000 from a former director as settlement for amounts due to the Company.  These amounts due were fully provided for in prior years.

•

As at 30 June 2009, $3,787 (2008 - $Nil) is payable to officers of the Company relating to miscellaneous expenditures incurred on the Company’s behalf.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies

The details of the Company’s accounting policies are presented in note 2 and elsewhere in the audited financial statements for the fiscal year ended June 30, 2009 published herewith. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on the financial results:

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations, as prescribed by the Canadian Institute of Chartered Accountants, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

Upon establishing production, the costs related to each cost centre from which there is production, together with the costs of production equipment, will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country.  Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content.  Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred.  When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test").  The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences.  The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future.  Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.  Significant areas of assumptions are: impairment of resource properties and the assumptions used in calculating the fair value of options.

Change in Accounting Policies

The Company adopted the provisions of CICA Sections 1535 Capital Disclosures; Section 3862 – Financial Instruments – Disclosures; and Section 3863 Financial Instruments – Presentation on July 1, 2008, which addresses the Company’s objectives, classification, policies and processes for managing capital, and disclosure about the nature and extent of risk arising from financial instruments and how the Company manages those risks.

The Company also adopted the provisions of CICA Section 1400, General Standards of Financial Statement Presentation, which was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  The adoption of this statement did not have an impact on the interim consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.”  The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP.  Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP.  The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated.  The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  This standard will be effective for the Company beginning on July 1, 2009.  The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

Credit risk and fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments, for presentation and disclosure purposes.  The guidance should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract. Retrospective application with restatement of prior periods is permitted but not required. Early adoption is encouraged.  The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

Business Combinations – Section 1582

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” (“CICA 1582”), CICA 1582 requires that all assets and liabilities of an acquired business will be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

Consolidations and Non-controlling interest – Sections 1601 and 1602

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” (“CICA 1601”), and Section 1602, “Non-controlling Interests” (“CICA 1602”). CICA 1601 establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements

Capital Resources

The Company has no operations that generate cash flow and its long term financial success is dependant on management’s ability to discover economically viable oil and gas deposits. The oil and gas exploration process can take many years and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for oil and gas exploration investment, the Company’s track record and the experience and caliber of its management.

With working capital of $590,961 at the end of the year, the Company believes it has sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

Risks and Uncertainties

The Company has no history of profitable operations and its present business is at an early stage.  As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.  There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Recent degradation of the market conditions for the financing of equity and/or debt for oil and gas exploration and development companies has created additional uncertainty for future financing of the acquisition or development of the Company’s projects.

The Company’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on oil and gas properties. Power may need to be generated on site.

Oil and gas exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic oil or gas accumulation. There is no assurance that the Company's exploration activities will result in any discoveries of commercial accumulations of oil or gas.  The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The oil and gas industry is intensely competitive in all its phases. The Company competes with many other oil and gas exploration companies who have greater financial resources and technical capacity.

The market price of energy is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management.  To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Fair Value of Financial Instruments

Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.  In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets.  In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.  At June 30, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

	June 30, 2009
	Canadian Dollars	Singapore Dollars	Indonesian Rupiah
Cash and cash equivalents	(45)	42,032	10,253,089
Accounts receivable	1,082	-	-
Accounts payable and accrued liabilities	(5,452)	-	(35,958,512)

Based on the above net exposures as at June 30, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $412 in the Company’s net earnings.  Likewise, a 10% depreciation or appreciation of the US dollar against the Singapore dollar would result in a decrease/increase of $3,180 and a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $227 in the Company’s net earnings.

Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash is held by large Canadian and International financial institutions.  The Company’s GST receivable consists of general sales tax due from the Federal Government of Canada.  Management believes that the credit risk concentration with respect to receivables is limited.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at June 30, 2009, the Company had a cash balance of $591,930 (June 30, 2008 - $3,068,156) to settle current liabilities of $69,738 (December 31, 2008 - $52,375).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of cash is limited.  The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Price risk

The Company is exposed to price risk with respect to commodity prices.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken. .

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Continental’s general and administrative expenses and resource property costs is provided in the Company’s Interim Consolidated Statement of Operations and Note 4 - Resource Property Costs contained in its Interim Consolidated Financial Statements for June 30, 2009.

Approval

The Board of Directors of Continental has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation

Except for any contingencies elsewhere disclosed herein, or in the or in the audited financial statements for the fiscal year ended June 30, 2009 published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company except as follows:

•

On June 22, 2007 the Company registered a claim in the Vancouver Registry of the Supreme Court of British Columbia against Gail Margaret Schell, Executrix of the estate of Gary Robert Schell; Gail Margaret Schell; and Milner Downs Equestrian Centre Ltd. to recover an amount of approximately CDN$183,000, plus interest and legal costs, that the Company believes is owed to it by its deceased former Director and Officer Mr. Gary R. Schell. In May 2009 the Company and the other parties have entered into a release agreement settling this action. As provided for therein the Company has received a transfer of 400,000 of the Company’s own common shares as consideration in full and final settlement of all claims in this matter. The 400,000 common shares shall be held by the Company and may be sold in the market as deemed necessary.

CONTINUOUS DISCLOSURE & FILINGS – CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS – USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

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Form 52-109FV1

Certification of annual filings - venture issuer basic certificate

I, Richard L. McAdoo, Chief Executive Officer of Continental Energy Corporation, certify the following:

1.

Review:I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Continental Energy Corporation (the “issuer”) for the financial year ended June 30, 2009.

2.

No misrepresentations:Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation:Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: October 13, 2009

(signed) “Richard L. McAdoo”

Name:    Richard L. McAdoo

Title:      Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1

Certification of annual filings - venture issuer basic certificate

I, Robert Rudman, Chief Financial Officer of Continental Energy Corporation, certify the following:

1.

Review:I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Continental Energy Corporation (the “issuer”) for the financial year ended June 30, 2009.

2.

No misrepresentations:Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation:Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: October 13, 2009

(signed) “Robert Rudman”

Name:    Robert Rudman

Title:      Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.